Exhibit 99.1

Genetron Health to Hold Extraordinary General Meeting of Shareholders

BEIJING, China, January 17, 2024 (GLOBE NEWSWIRE) — Genetron Holdings Limited (“Genetron Health” or the “Company”, NASDAQ: GTH), a leading precision oncology platform company in China that specializes in offering molecular profiling tests, early cancer screening products and companion diagnostics development, announced today that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held at on February 21, 2024 at 9:00 a.m. (Beijing time) at 1/F, Building 11, Zone 1, No. 8 Life Science Parkway, Changping District, Beijing, People’s Republic of China, to consider and vote on, among other matters, the proposal to authorize and approve the previously announced agreement and plan of merger, dated as of October 11, 2023 (the “Merger Agreement”), among the Company, New Genetron Holding Limited (“Parent”) and Genetron New Co Limited (“Merger Sub”), and the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) and the transactions contemplated thereby, including the Merger (as defined below).

Pursuant to the Merger Agreement and the Plan of Merger, at the effective time of the Merger, Merger Sub will merge with and into the Company (the “Merger”) and cease to exist, with the Company being the surviving company and becoming a wholly-owned subsidiary of Parent. If consummated, the Merger would result in the Company becoming a privately held company and its American depositary shares (each representing fifteen (15) ordinary shares, par value US$0.00002 per share) (the “ADSs”) would no longer be listed or traded on any stock exchange, including the NASDAQ Global Market, and the Company’s ADS program would be terminated. In addition, the Company’s ADSs and ordinary shares represented by the ADSs will cease to be registered under Section 12 of the United States Securities Exchange Act of 1934, as amended, following the consummation of the Merger.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a special committee of independent and disinterested directors established by the Board, authorized and approved the execution, delivery and performance of the Merger Agreement, the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger, and recommends that the Company’s shareholders and ADS holders vote FOR, among other matters, the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger.

Shareholders of record as of 5 p.m. New York City time on February 9, 2024 will be entitled to attend and vote at the EGM and any adjournment thereof. ADS holders as of the close of business in New York City on January 22, 2024 will be entitled to instruct The Bank of New York Mellon, in its capacity as the ADS depositary, to vote the ordinary shares represented by the ADSs at the EGM.

Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the definitive proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov). Requests for additional copies of the definitive proxy statement should be directed to the Company’s Investor Relations Department by email at ir@genetronhealth.com.

SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

The Company and certain of its directors and executive officers may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the shareholders with respect to the proposed Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the Schedule 13E-3 transaction statement relating to the proposed Merger and the definitive proxy statement attached thereto. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

About Genetron Holdings Limited

Genetron Holdings Limited (“Genetron Health” or the “Company”) (Nasdaq: GTH) is a leading precision oncology platform company in China that specializes in cancer molecular profiling and harnesses advanced technologies in molecular biology and data science to transform cancer treatment. The Company has developed a comprehensive oncology portfolio that covers the entire spectrum of cancer management, addressing needs and challenges from early screening, diagnosis and treatment recommendations, as well as continuous disease monitoring and care. Genetron Health also partners with global biopharmaceutical companies and offers customized services and products. For more information, please visit ir.genetronhealth.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Genetron Health may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Genetron Health’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; the laws and regulations relating to Genetron Health’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Genetron Health’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of this press release, and Genetron Health does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact
Email: ir@genetronhealth.com